Laura M. Medina (720) 566-4022 lmedina@cooley.com	VIA EDGAR AND FEDERAL EXPRESS
January 9, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E., Mail Stop 3030
Washington, D.C. 20549
Attn: Ms. Peggy Fisher
RE:	Replidyne, Inc. Registration Statement on Form S-4 Filed on December 3, 2008 (File No. 333-155887)
Dear Ms. Fisher:
On behalf of Replidyne, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-155887 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2008.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 29, 2008 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of the responses in this letter correspond to the page numbers of the Amendment.
Unaudited Pro Forma Condensed Combined Financial Statements, pages 236-243
1.	Comment: We reference your discussion on page 236 that Replidyne does not meet the definition of a business in accordance with SFAS 141. Please revise to clarify the reason that you believe that Replidyne does not meet the definition of a business, how this was considered in determining the accounting treatment for the transaction and why you believe it meets the requirements to be accounted for as a reverse merger.

Response:
In determining that Replidyne does not meet the definition of a business for purposes of accounting for the proposed merger with Cardiovascular Systems, Inc. (“CSI”), Replidyne considered the guidance included in Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, and Emerging Issues Task Force (“EITF”) No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. That guidance describes a business as “a self-sustaining integrated set of activities and assets conducted and managed for the purposes of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.” In determining if the elements of input, process and output are present EITF 98-3 considers the following:
Inputs: “Long-lived assets, including intangible assets or rights to use long-lived assets, intellectual property, the ability to obtain access to necessary materials or rights and employees.”

Process: “The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.”

Outputs: “The ability to obtain access to the customers that purchase the outputs of the transferred set.”
Further, EITF 98-3 states that “for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor. . . .”
380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

Securities and Exchange Commission
January 9, 2009
Page Two

In applying the above criteria to the proposed transaction with CSI, the following factors were considered:
•	Replidyne was incorporated in Delaware in December 2000 and began its operations as a biopharmaceutical company focused on discovering, developing, in-licensing and commercializing innovative anti-infective products.

•	In June 2008, Replidyne announced that it would return the license for faropenem medoxomil, its lead product candidate, to its licensor, Asubio Pharma Co., Ltd., due to Replidyne being unable to secure a commercialization and development partner for this program.

•	In August 2008, Replidyne suspended the development of REP3123, an investigational narrow-spectrum antibacterial agent for the treatment of clostridium difficile (C. difficile) bacteria and C. difficile infection, and its other anti-infective programs based on its bacterial DNA replication inhibition technology.

•	In August 2008, before entering into the merger agreement with CSI, Replidyne commenced a further restructuring of its operations. As a result of this restructuring, Replidyne’s employee headcount was reduced to a level of six employees, which has since been reduced to a level of three employees. Replidyne’s remaining employees are all involved primarily in financial and administrative roles.

•	Replidyne is currently pursuing the sale of REP3123 and its related technology and the anti-infective programs based on its bacterial DNA replication inhibition technology in a transaction or transactions separate from the merger with CSI.

•	Replidyne currently has no product candidates in clinical or pre-clinical development.

•	Replidyne no longer has any employees engaged in development and commercialization activities.
380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

Securities and Exchange Commission
January 9, 2009
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Through the closing of the merger with CSI, Replidyne’s activities will consist entirely of financial and administrative functions relating to the closing of the merger and the divestment of Replidyne’s remaining pre-clinical programs and certain non-cash assets. Replidyne will conduct no research and development or other commercial activities during this period, and at the expected date of consummation of the merger with CSI, will not have the necessary inputs or processes that define a business under the provisions of EITF 98-3. Based on these factors, Replidyne concluded that the assets and liabilities that will exist at the time the merger is consummated do not meet the definition of a business set forth in SFAS 141 and EITF 98-3, and the transaction has been reflected as an acquisition of assets and assumption of liabilities, rather than a business combination, for accounting purposes.
Further, Replidyne notes that, while the accounting treatment of the transaction with CSI is an acquisition of assets and assumption of certain liabilities by CSI, the manner in which such transaction is consummated is a merger between Replidyne and CSI whereby CSI stockholders will control the combined entity after the transaction. Accordingly, consistent with guidance relating to such transactions, CSI (the legal acquiree, but the accounting acquirer) will be considered to be the continuing reporting entity that acquires the registrant, Replidyne (the legal acquirer, but the accounting acquiree), and therefore the transaction is considered to be a reverse merger.
We have revised the disclosure to explain the basis for the conclusion that Replidyne does not meet the definition of a business and that the transaction is considered to be a reverse merger, in accordance with the Staff’s comment. Please see pages 14 and 237 of the Amendment.
2.  Comment:  We reference your discussion of Replidyne’s current efforts to sell or otherwise dispose of its operating assets and liabilities on page 236. Please tell us whether you have met the requirements to record these operations as discontinued in accordance with paragraph 42 of SFAS 144.
     Response:
Paragraph 42 of SFAS 144 requires reporting as a discontinued operation a component of an entity that either has been disposed of or is classified as held for sale, after specified conditions are met. A component of an entity, as described at paragraph 41 of SFAS 144, “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment..., a reporting unit..., a subsidiary or an asset group.” Replidyne has operated as a single segment, as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, since its inception and has not
380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

Securities and Exchange Commission
January 9, 2009
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reported operations other than on an entity-wide basis. There are no components, as defined above, of Replidyne’s business that have ceased or will cease. There are no asset groups, programs, or other activities, with independent, identifiable operations or cash flows such that they could be distinguished from the rest of the entity. Further, Replidyne does not believe that the intent of SFAS 144 is to require presentation of all operations as discontinued operations in a situation where all of an entity’s operations have been discontinued. Accordingly, Replidyne has not recorded its operations as discontinued operations.
3.  Comment:  We reference your discussion on page 236 that you have made allocations of the estimated purchase price to the assets to be acquired and liabilities to be assumed based on preliminary estimates of their fair value. Please revise to disclose how you determined the fair value of these assets and liabilities.
     Response:  We have revised the disclosure in response to the Staff’s comment. Please see page 237 of the Amendment.
4.  Comment:  Please clearly disclose how the issuance of new shares of Replidyne common stock discussed in Note (B) is reflected in the pro forma balance sheet on page 238. In addition, disclose how the number of shares to be issued was determined based on the purchase price disclosed on page 242.
     Response:  We have revised the disclosure in response to the Staff’s comment. Please see page 243 of the Amendment.
5.  Comment:  Please separately disclose the components of stockholders’ equity (deficit) for Replidyne and CSI in the pro forma balance sheet on page 238 and clearly indicate how each of the components of the Replidyne equity is eliminated upon the consummation of the transaction in Note (D). It appears that some of the pro forma adjustments are presented net on the face of the pro forma balance sheet. Please note that all adjustments should be presented gross on the face of the pro forma statement. Alternatively, a more detailed explanation of the components of the adjustments may be presented in the footnotes to the pro forma statements. Refer to Article 11-02(b)(6) of Regulation S-X.
     Response:  We have revised the disclosure in response to the Staff’s comment. Please see page 239 of the Amendment.
6.  Comment:  Please revise to clarify the nature of the pro forma adjustment in Note (C), including how these amounts are recorded in equity and how the warrants were valued.
     Response: We have revised the disclosure in response to the Staff’s comment. Please see page 243 of the Amendment.
380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

Securities and Exchange Commission
January 9, 2009
Page Five

7.  Comment:  Please revise to clarify how you determined the pro forma adjustments in Note (E). Clarify whether the property and equipment and other assets of Replidyne are being acquired by CSI.
     Response: We have revised the disclosure in response to the Staff’s comment. Please see page 243 of the Amendment.
     Please do not hesitate to contact me at 720-566-4022 if you have any questions or would like additional information regarding these matters.
Very truly yours,
/s/ Laura M. Medina

Laura M. Medina, Esq.
cc:	Brian Cascio, Securities and Exchange Commission
Jong Hwang, Securities and Exchange Commission
Joseph McCann, Securities and Exchange Commission
Kenneth J. Collins, Replidyne, Inc.
Mark L. Smith, Replidyne, Inc.
James C.T. Linfield, Esq., Cooley Godward Kronish llp
Robert K. Ranum, Esq., Fredrikson & Byron, P.A.
Alexander Rosenstein, Esq., Fredrikson & Byron, P.A.
David L. Martin, Cardiovascular Systems, Inc.
380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM